SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 24, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 6, 2004

* Print the name and title of the signing officer under his signature

------

Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ-ANGLO PLATINUM JOINT VENTURE
DRILLING INCREASING GRADE AND SIZE OF DRENTHE PGM DEPOSIT

June 24, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture: ARQ; AMEX: ANO) is pleased to announce assay results from a major ongoing multi-rig core drilling program at the Drenthe platinum group metals ("PGM"), gold and nickel deposit, located 250 kilometres north of Johannesburg, South Africa. The drilling program is being carried out under the Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq and Anglo American Platinum Corporation Limited ("'Anglo Platinum"). Importantly, the drill results are indicating increases in both the size and grade of the deposit.

Drenthe is a large, near-surface PGM deposit that is potentially amenable to open pit mining. In 2003 and prior to the current drilling program, independent qualified person G.J. van der Heever, Pr.Sci.Nat., estimated that the deposit contains over 4 million ounces of combined platinum, palladium, rhodium and gold ("4PGM") and 359 million pounds of nickel within an estimated inferred resource of 99.4 million tonnes grading 1.31 g/t of combined 4PGM and 0.16% nickel at a 0.5 g/t 4PGM cut-off. At that time, the deposit was outlined by about 43 core holes over a 2.25 kilometre strike length on the Drenthe farm, but was known to be open to the north and south onto the adjoining Witrivier farm and Overysel farm, respectively, as well as down dip to the west.

The current drill program consists of step-out and infill drilling on the Drenthe and Witrivier farms and step-out drilling on the northern portion of the Overysel farm. Typically, two holes have been drilled on sections that are spaced, on average, at 100 metre intervals along strike, both within the known Drenthe deposit and along the newly outlined portions of the deposit on Overysel and Witrivier. To the end of May, 16,662 metres of NQ core in 88 drill holes had been drilled in the current program. Results received to date for holes numbered PR 77 through PR132 are listed in Table 1 - Boikgantsho Joint Venture Assay Results (attached). Results for all holes as well as maps showing drill hole locations are posted on Anooraq's website.

The program has been very successful, with a significant number of holes encountering mineralized intervals of equal or higher grade than the previously outlined resource. Significantly, the PGM mineralization has now been traced for a total strike length of 6.0 kilometres on the Drenthe, Overysel and Witrivier farms, considerably expanding the deposit.

The Drenthe deposit occurs on the Northern Limb of the Bushveld Complex, about 13 kilometres north of the Anglo Platinum Sandsloot open pit mine that produces over 350,000 ounces of platinum group metals and gold annually. The goal of the JV is to explore and develop a large-scale, open pit PGM deposit, potentially utilizing Anglo Platinum's nearby milling and smelting facilities that could provide substantial capital cost advantages to a new mining project. A Phase 2 program will soon be initiated. Phase 2 involves additional drilling to decrease drill hole spacing in order to establish a higher confidence category for the outlined resource. The Phase 1 and Phase 2 drilling programs also include collection of geotechnical and engineering data, as well as metallurgical testing of drill core samples. This engineering work will increase during Phase 2, and upon completion, new resource estimates will be completed and mine planning commenced. The technical programs are designed to advance the Drenthe deposit to the pre-feasibility stage by the end of 2004.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Drenthe drilling program is as follows: core samples are sent to Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample is shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples are analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up 10% of the samples processed. For the 2004 program, a duplicate of one in every 20 samples is sent to Set Point Laboratories in Johannesburg, South Africa for check analysis. Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the drilling program.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to its attractive positions on the Northern and Western Limbs of the Bushveld, Anooraq recently received a key approval from the South African Reserve Bank for a reverse takeover by Pelawan Investments (Pty) Ltd. On completion of this transaction, the Company will acquire 50% of a substantial advanced stage PGM project on the Eastern Limb, and will be transformed into a Black Economic Empowerment company, a status that is required for development of new mines in South Africa. The combination of substantial North American and South African mining expertise, PGM assets, and direct access to North American and European financial markets, positions Anooraq to become a leading PGM growth company.

For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America call 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	Pt (g/tonne)	Pd (g/tonne)	Au (g/tonne)	IMV[2] ($US/Tonne)
PR-077		40.0	52.0	12.0	39	1.42	0.15	0.10	0.54	0.79	0.09	34.82
PR-077		60.0	82.0	22.0	72	1.66	0.17	0.14	0.67	0.80	0.20	41.88
PR-077		90.0	93.0	3.0	10	1.39	0.15	0.12	0.60	0.68	0.11	36.13
PR-077		99.0	101.0	2.0	7	1.15	0.12	0.10	0.49	0.56	0.10	30.06
PR-078		44.0	47.0	3.0	10	1.97	0.21	0.16	0.70	1.15	0.13	48.19
PR-079		113.0	126.0	13.0	43	3.40	0.11	0.08	1.38	1.84	0.18	57.94
PR-080		155.0	162.0	7.0	23	1.98	0.12	0.08	0.69	1.20	0.10	38.21
PR-080		186.0	205.0	19.0	62	2.47	0.14	0.08	1.08	1.24	0.15	49.48
PR-081		21.0	39.8	18.8	62	2.39	0.24	0.15	0.97	1.24	0.19	58.91
PR-081		67.0	69.3	2.3	8	2.75	0.25	0.26	1.32	1.25	0.18	69.56
PR-082		59.0	69.0	10.0	33	2.84	0.13	0.08	1.01	1.68	0.16	49.76
PR-082		77.5	79.0	1.5	5	1.67	0.06	0.05	0.60	0.96	0.11	27.83
PR-082		113.0	115.1	2.1	7	2.32	0.12	0.07	0.79	1.42	0.11	41.28
PR-082		139.7	141.9	2.2	7	1.38	0.06	0.03	0.67	0.64	0.07	26.19
PR-083		39.3	106.8	67.5	221	1.35	0.13	0.11	0.55	0.69	0.10	33.60
PR-083	Incl.	64.0	106.8	42.8	140	1.64	0.16	0.14	0.68	0.83	0.13	40.73
PR-083		124.0	127.0	3.0	10	1.48	0.20	0.13	0.59	0.79	0.10	41.80
PR-084		109.7	122.0	12.3	40	2.04	0.17	0.11	0.83	1.09	0.11	45.61
PR-084		142.0	148.0	6.0	20	1.24	0.16	0.09	0.53	0.61	0.10	35.19
PR-084		165.0	168.0	3.0	10	1.67	0.13	0.07	0.73	0.84	0.10	37.18
PR-085		112.0	114.0	2.0	7	1.68	0.07	0.03	0.78	0.86	0.05	31.41
PR-086		47.6	57.0	9.4	31	1.89	0.08	0.07	0.87	0.94	0.08	35.62
PR-087		79.5	105.0	25.5	84	1.88	0.14	0.09	0.77	0.97	0.14	41.26
PR-088		3.6	35.0	31.4	103	1.49	0.17	0.14	0.64	0.72	0.14	40.11
PR-088		92.9	106.0	13.1	43	1.38	0.13	0.11	0.58	0.68	0.13	34.27
PR-089		133.0	150.0	17.0	56	2.06	0.10	0.07	0.79	1.15	0.13	37.82
PR-089	Incl.	133.0	139.0	6.0	20	4.12	0.15	0.10	1.54	2.34	0.24	69.88
PR-090		143.0	158.0	15.0	49	1.52	0.12	0.09	0.57	0.85	0.10	33.60
PR-090		171.0	203.0	32.0	105	1.06	0.12	0.08	0.42	0.55	0.08	27.26
PR-090	Incl.	172.0	176.0	4.0	13	1.50	0.18	0.14	0.62	0.71	0.17	41.49
PR-090	Incl.	191.0	203.0	12.0	39	1.52	0.16	0.11	0.59	0.81	0.11	38.10
PR-091		129.1	147.0	17.9	59	1.49	0.08	0.07	0.59	0.81	0.10	29.15
PR-091	Incl.	129.1	134.0	4.9	16	2.34	0.11	0.08	0.93	1.30	0.11	42.66
PR-091		167.2	182.0	14.8	49	1.51	0.07	0.06	0.66	0.78	0.07	28.98
PR-091	Incl.	167.2	172.0	4.8	16	3.44	0.12	0.09	1.57	1.72	0.15	61.84
PR-092		46.0	68.0	22.0	72	1.04	0.08	0.05	0.43	0.54	0.07	22.44
PR-092	Incl.	55.6	65.0	9.4	31	1.44	0.11	0.07	0.57	0.77	0.10	31.07
PR-093		53.0	92.0	39.0	128	1.09	0.13	0.13	0.38	0.62	0.09	28.85
PR-093		69.0	92.0	23.0	76	1.39	0.15	0.16	0.52	0.77	0.11	36.42
PR-093		53.0	102.0	49.0	161	0.98	0.11	0.11	0.35	0.56	0.07	25.73
PR-093		196.0	209.0	13.0	43	1.88	0.19	0.15	0.76	0.96	0.17	46.54
PR-093		196.0	219.0	23.0	76	1.43	0.15	0.12	0.58	0.73	0.12	36.15
PR-093		224.0	230.0	6.0	20	0.98	0.10	0.08	0.40	0.50	0.08	24.77
PR-093		196.0	256.0	60.0	197	1.08	0.11	0.09	0.44	0.56	0.09	27.51
PR-093		237.4	254.0	16.6	54	1.20	0.12	0.09	0.48	0.63	0.09	30.07
PR-096		102.2	106.0	3.8	12	3.33	0.11	0.09	1.50	1.47	0.36	60.80
PR-096		109.0	127.0	18.0	59	3.41	0.12	0.09	1.48	1.74	0.19	60.27
PR-096		137.0	144.0	7.0	23	3.42	0.07	0.06	1.55	1.69	0.18	55.73
PR-096		193.0	197.0	4.0	13	1.53	0.05	0.04	0.67	0.79	0.07	26.98
PR-097		121.0	122.0	1.0	3	2.47	0.10	0.05	1.05	1.38	0.04	43.65
PR-098	No significant intercept
PR-099		63.0	70.0	7.0	23	1.18	0.13	0.05	0.44	0.70	0.05	28.99
PR-099		65.0	70.0	5.0	16	1.31	0.14	0.06	0.49	0.76	0.06	32.21
PR-100		98.0	100.4	2.4	8	1.37	0.07	0.05	0.58	0.70	0.09	26.85
PR-101		15.0	19.0	4.0	13	1.66	0.09	0.06	0.69	0.85	0.11	32.22
PR-101		57.0	79.0	22.0	72	1.33	0.08	0.06	0.50	0.75	0.08	26.43
PR-101		88.0	89.4	1.4	5	3.01	0.24	0.13	1.18	1.72	0.11	65.37
PR-102		18.3	22.5	4.2	14	1.53	0.24	0.20	0.74	0.64	0.15	50.56
PR-102		34.0	44.5	10.5	35	0.95	0.15	0.09	0.43	0.44	0.08	30.28
PR-102		109.5	121.0	11.5	38	1.10	0.12	0.08	0.47	0.54	0.09	28.98
PR-102		130.0	131.0	1.0	3	0.47	0.05	0.06	0.21	0.22	0.04	12.34
PR-102		159.0	163.0	4.0	13	1.81	0.19	0.12	0.75	0.94	0.11	45.88
PR-102		186.0	188.0	2.0	7	1.14	0.15	0.09	0.46	0.59	0.10	31.56
PR-103		8.0	65.0	57.0	187	2.44	0.11	0.07	1.21	1.09	0.14	48.21
PR-103	Incl.	25.6	45.0	19.4	64	4.83	0.18	0.10	2.44	2.12	0.28	92.04
PR-104		55.1	82.0	26.9	88	1.50	0.10	0.05	0.63	0.77	0.10	31.00
PR-105		45.5	60.7	15.2	50	1.34	0.24	0.17	0.49	0.75	0.10	44.39
PR-105		76.8	79.5	2.7	9	1.43	0.17	0.10	0.50	0.85	0.08	36.55
PR-105		86.0	102.0	16.0	53	2.66	0.23	0.13	1.21	1.27	0.19	63.01
PR-105	Incl.	88.0	95.0	7.0	23	3.76	0.33	0.18	1.75	1.74	0.28	89.96
PR-105		109.0	112.0	3.0	10	1.39	0.11	0.08	0.62	0.68	0.09	31.55
PR-106		116.1	164.4	48.3	158	2.08	0.10	0.06	0.85	1.12	0.10	38.95
PR-106	Incl.	117.0	122.5	5.5	18	3.29	0.17	0.09	1.40	1.70	0.19	63.40
PR-106	Incl.	132.0	140.0	8.0	26	4.20	0.19	0.11	1.70	2.34	0.16	76.19
PR-107		53.0	69.0	16.0	53	2.93	0.18	0.08	1.20	1.56	0.18	58.28
PR-107	Incl.	55.0	65.0	10.0	33	3.88	0.23	0.11	1.57	2.08	0.24	76.20
PR-107		79.0	82.0	3.0	10	1.60	0.13	0.07	0.77	0.74	0.08	37.78
PR-108		0.0	73.0	73.0	240	1.37	0.19	0.12	0.64	0.60	0.13	41.05
PR-108	Incl.	0.0	18.5	18.5	61	1.32	0.12	0.08	0.76	0.45	0.11	35.10
PR-108	Incl.	25.0	51.5	26.5	87	1.76	0.28	0.16	0.79	0.79	0.18	56.25
PR-108	Incl.	65.5	71.0	5.5	18	1.79	0.28	0.20	0.64	0.98	0.17	54.50
PR-108		112.6	116.0	3.4	11	1.12	0.21	0.15	0.38	0.62	0.12	37.98
PR-108		124.4	126.5	2.1	7	1.41	0.15	0.11	0.56	0.77	0.08	35.27
PR-108		135.5	148.8	13.3	44	1.15	0.15	0.09	0.46	0.58	0.11	31.67
PR-108		189.0	195.7	6.7	22	1.69	0.15	0.11	0.72	0.82	0.14	40.62
PR-109		53.0	105.0	52.0	171	1.65	0.21	0.13	0.70	0.82	0.13	45.53
PR-109	Incl.	65.0	84.0	19.0	62	2.07	0.26	0.14	0.87	1.04	0.16	56.71
PR-109	Incl.	92.0	100.0	8.0	26	2.16	0.25	0.21	0.97	1.00	0.19	59.22
PR-110		144.0	155.0	11.0	36	1.98	0.19	0.11	0.83	1.02	0.14	47.60
PR-110	Incl.	149.3	153.7	4.4	14	3.07	0.28	0.16	1.30	1.54	0.23	73.30
PR-111		10.0	19.0	9.0	30	1.34	0.10	0.07	0.74	0.49	0.12	32.05
PR-111		38.1	43.0	4.9	16	1.81	0.11	0.08	0.71	1.00	0.10	35.92
PR-111		52.5	56.0	3.5	12	2.50	0.09	0.05	1.43	1.01	0.06	48.87
PR-111		66.5	68.0	1.5	5	7.04	0.20	0.15	3.18	3.57	0.30	120.75
PR-112		59.5	62.0	2.5	8	1.08	0.12	0.08	0.42	0.59	0.07	27.22
PR-113		157.5	185.0	27.5	90	2.06	0.11	0.07	0.82	1.12	0.11	39.32
PR-113		199.0	203.6	4.6	15	4.85	0.21	0.14	2.19	2.22	0.44	92.44
PR-114		63.0	68.0	5.0	16	1.07	0.17	0.08	0.57	0.41	0.09	35.10
PR-114		72.0	74.6	2.6	9	1.08	0.17	0.05	0.61	0.39	0.07	35.32
PR-114		81.0	152.0	71.0	233	1.29	0.15	0.09	0.53	0.68	0.09	34.11
PR-114	Incl.	97.0	100.0	3.0	10	2.92	0.36	0.20	0.92	1.83	0.16	74.54
PR-115		53.0	69.0	16.0	53	3.46	0.16	0.10	1.53	1.72	0.21	66.03
PR-115	Incl.	54.7	65.0	10.3	34	4.35	0.21	0.12	1.95	2.15	0.26	83.98
PR-115		73.0	76.0	3.0	10	1.43	0.11	0.07	0.55	0.79	0.09	31.15
PR-116		42.0	45.0	3.0	10	5.51	0.46	0.33	2.89	2.24	0.39	136.55
PR-116		65.0	67.0	2.0	7	0.95	0.27	0.17	0.37	0.49	0.09	42.92
PR-116		153.0	162.0	9.0	30	1.59	0.18	0.10	0.64	0.85	0.10	41.23
PR-116	Incl.	153.0	155.0	2.0	7	2.72	0.24	0.12	1.11	1.48	0.14	62.65
PR-116		165.0	167.0	2.0	7	1.07	0.11	0.08	0.45	0.55	0.08	27.35
PR-116		176.0	178.0	2.0	7	1.46	0.17	0.09	0.66	0.73	0.07	38.94
PR-116		213.0	215.0	2.0	7	1.68	0.15	0.10	0.70	0.86	0.12	39.67
PR-117		53.0	76.0	23.0	76	1.57	0.10	0.07	0.64	0.84	0.10	32.81
PR-117		74.0	76.0	2.0	7	2.40	0.16	0.11	0.95	1.34	0.11	49.65
PR-118		116.4	138.0	21.6	71	2.44	0.11	0.07	1.06	1.21	0.18	45.93
PR-118	Incl.	116.4	124.0	7.6	25	3.90	0.16	0.08	1.77	1.86	0.27	72.19
PR-119		29.5	55.1	25.6	84	1.12	0.22	0.16	0.53	0.48	0.11	41.22
PR-119	Incl.	29.5	32.5	3.0	10	1.90	0.24	0.16	1.00	0.72	0.18	56.52
PR-119	Incl.	44.5	47.5	3.0	10	2.56	0.39	0.33	1.30	1.03	0.24	83.88
PR-119		60.3	62.0	1.7	6	1.34	0.20	0.10	0.42	0.83	0.10	38.16
PR-119		81.1	97.5	16.4	54	2.31	0.28	0.16	1.01	1.15	0.15	62.86
PR-119		100.5	104.5	4.0	13	1.10	0.12	0.09	0.49	0.56	0.06	28.53
PR-121		4.1	21.0	16.9	56	1.51	0.09	0.05	0.77	0.61	0.13	32.88
PR-121	Incl.	14.0	16.0	2.0	7	2.60	0.13	0.09	1.36	1.02	0.23	54.35
PR-121		44.7	80.0	35.3	116	1.76	0.09	0.05	0.61	1.07	0.08	31.22
PR-121	Incl.	44.7	51.0	6.3	21	2.77	0.10	0.06	0.60	2.11	0.06	38.49
PR-121	Incl.	57.3	65.0	7.7	25	2.72	0.12	0.08	1.11	1.49	0.12	49.64
PR-121	Incl.	69.0	72.0	3.0	10	1.79	0.12	0.08	0.61	1.04	0.15	35.08
PR-121	Incl.	76.0	80.0	4.0	13	2.16	0.13	0.07	0.90	1.15	0.11	43.16
PR-122		159.0	166.0	7.0	23	1.97	0.12	0.06	0.78	1.08	0.11	39.50
PR-122		176.0	183.0	7.0	23	1.65	0.07	0.05	0.67	0.89	0.09	30.18
PR-123		29.0	32.0	3.0	10	1.32	0.13	0.07	0.66	0.63	0.04	33.41
PR-123		141.5	168.0	26.5	87	1.36	0.16	0.10	0.47	0.81	0.09	34.09
PR-123	Incl.	143.5	148.5	5.0	16	2.43	0.28	0.15	0.93	1.34	0.17	62.51
PR-123	Incl.	141.5	151.4	9.9	33	1.82	0.22	0.12	0.68	1.02	0.13	47.82
PR-123	Incl.	155.0	168.0	13.0	43	1.23	0.12	0.09	0.38	0.78	0.07	28.10
PR-123		198.6	203.3	4.7	15	1.55	0.20	0.13	0.70	0.75	0.11	44.25
PR-123		231.0	235.0	4.0	13	0.87	0.16	0.11	0.31	0.50	0.06	29.04
PR-124		10.7	39.0	28.3	93	1.08	0.19	0.13	0.42	0.56	0.11	35.47
PR-124	Incl.	21.0	27.0	6.0	20	1.91	0.31	0.22	0.73	1.02	0.17	60.51
PR-124		45.2	48.0	2.8	9	2.25	0.17	0.10	0.75	1.37	0.13	45.54
PR-124		53.0	60.0	7.0	23	1.26	0.16	0.09	0.53	0.66	0.08	34.49
PR-124	Incl.	56.7	60.0	3.3	11	1.45	0.17	0.09	0.62	0.76	0.07	38.50
PR-124		66.0	69.0	3.0	10	1.97	0.29	0.17	0.96	0.87	0.14	60.95
PR-124		73.0	81.1	8.1	26	0.83	0.17	0.13	0.30	0.47	0.06	30.19
PR-124	Incl.	73.0	76.0	3.0	10	1.20	0.19	0.11	0.45	0.68	0.08	36.34
PR-124	Incl.	78.0	81.1	3.1	10	0.79	0.22	0.18	0.27	0.46	0.07	35.15
PR-125		119.0	120.0	1.0	3	2.50	0.38	0.30	0.49	1.84	0.17	68.55
PR-125		135.6	143.0	7.4	24	2.97	0.16	0.08	1.18	1.64	0.15	56.55
PR-125	Incl.	135.6	138.2	2.6	9	4.91	0.27	0.11	2.13	2.56	0.22	96.23
PR-125		151.0	155.0	4.0	13	2.88	0.15	0.10	1.03	1.67	0.18	53.19
PR-125	Incl.	152.0	155.0	3.0	10	3.34	0.17	0.12	1.24	1.89	0.21	62.19
PR-126		80.4	83.3	2.9	9	0.90	0.27	0.22	0.35	0.38	0.17	43.23
PR-126		95.7	97.0	1.3	4	1.71	0.17	0.10	1.10	0.44	0.17	48.16
PR-126		163.5	164.0	0.5	2	8.20	1.00	0.15	2.67	5.46	0.07	198.26
PR-126		198.2	202.0	3.8	12	1.12	0.12	0.06	0.52	0.53	0.07	29.26
PR-126		223.0	226.0	3.0	10	1.07	0.15	0.10	0.38	0.62	0.07	30.61
PR-126		229.0	231.0	2.0	7	1.86	0.27	0.17	0.74	0.99	0.13	55.29
PR-127		5.9	7.0	1.1	4	1.32	0.06	0.04	0.67	0.54	0.11	26.95
PR-127		16.8	19.8	3.0	10	1.47	0.09	0.07	0.79	0.54	0.13	33.52
PR-127		38.6	56.0	17.4	57	2.51	0.16	0.09	1.04	1.33	0.14	51.00
PR-127	Incl.	39.0	43.0	4.0	13	3.93	0.23	0.15	1.58	2.10	0.25	78.06
PR-127	Incl.	49.0	52.7	3.7	12	2.87	0.24	0.10	1.25	1.49	0.14	64.69
PR-127		64.4	65.7	1.3	4	1.53	0.10	0.06	0.63	0.83	0.07	31.51
PR-128		0.0	19.0	19.0	62	1.51	0.11	0.06	0.84	0.62	0.06	35.88
PR-128		31.0	39.2	8.2	27	1.42	0.17	0.10	0.64	0.72	0.06	39.11
PR-128		42.0	44.0	2.0	7	1.36	0.08	0.04	0.73	0.57	0.06	29.46
PR-130		114.1	116.5	2.4	8	1.83	0.15	0.10	0.68	1.02	0.13	39.81
PR-130		129.0	134.0	5.0	17	2.13	0.19	0.11	0.92	1.01	0.19	50.14
PR-131		46.0	48.0	2.0	7	1.12	0.16	0.14	0.51	0.55	0.06	34.30
PR-132		12.0	13.7	1.7	6	2.67	0.12	0.09	1.56	0.97	0.14	56.28
PR-132		83.0	87.0	4.0	13	2.75	0.22	0.15	1.13	1.48	0.14	61.42
PR-132	Incl.	85.0	87.0	2.0	7	4.77	0.25	0.16	2.00	2.54	0.24	92.31

1 PGM = Platinum + Palladium + Gold
2 IMV = In-Situ Metal Value. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross amounts do no take into consideration mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity prices: Pt $US 700/oz; Pd $US 200/oz; Au $US 385/oz; Ni $US 4.50/lb; Cu $US 0.90/lb.